SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ______________
                                  SCHEDULE TO/A
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 3)

                                 ______________
                            TELE CENTRO OESTE CELULAR
                               PARTICIPACOES S.A.
                            (Name of Subject Company)

                                 ______________
                                 TELESP CELULAR
                               PARTICIPACOES S.A.
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                        Common Shares, without Par Value

                         (Title of Class of Securities)

                      (CUSIP Number of Class of Securities)

                                 ______________
                                Andrew B. Janszky
                             Alberto Luzarraga, Jr.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000
                 (Name, Address and Telephone Number of Persons
                         Authorized to Receive Notices
                 and Communications on Behalf of filing persons)
                                 ______________


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                  This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed by Telesp Celular Participacoes S.A., a Brazilian corporation ("Purchaser"), on October 9, 2003, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on November 2, 2003 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on November 12, 2003, relating to the offer by Purchaser to purchase any and all outstanding Common Shares, without par value (the "Shares"), of Tele Centro Oeste Celular Participacoes S.A., a Brazilian corporation (the "Company"), at a purchase price of R$16.58 per 1,000 Shares, net to the seller in cash, subject to a final adjustment based upon the terms set forth in the Offer to Purchase dated October 9, 2003 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1) to the Schedule TO. Capitalized terms used and not defined herein shall the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

Item 8.  Interest in Securities of the Subject Company.

         Item 8 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

         The Offer expired at 3:00 p.m., New York City time, on November 11, 2003. The withdrawal period during which the Shares tendered pursuant to the Offer may be withdrawn expired at 1:00 p.m., New York City time, on November 18, 2003. Based on a preliminary count, approximately 32,205,831,707 Shares were validly tendered and not withdrawn pursuant to the Offer, representing 74.2% of the outstanding Shares in respect of which the Offer was made (and 86.6% of all outstanding common shares of the Company when added to the 61.1% of the common shares of the Company already owned by the Purchaser). On November 18, 2003, effective as of 1:01 p.m., all Shares validly tendered and not withdrawn prior to such time were accepted for payment.

Item 12. Materials to be filed as Exhibits.

         Item 12 of the Schedule TO is hereby amended and supplemented by including the following:

         "(a)(5) Press Release issued by the Purchaser and the Company on dated November 18, 2003."





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


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2003

                                     TELESP CELULAR PARTICIPACOES S.A.


                                     By:   /s/ Francisco Jose Azevedo Padinha
                                           ------------------------------------
                                           Name:  Francisco Jose Azevedo Padinha
                                           Title: Chief Executive Officer



                                     By:   /s/ Fernando Abella Garcia
                                           ------------------------------------
                                           Name:  Fernando Abella Garcia
                                           Title: Chief Financial Officer







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


EXHIBIT INDEX

Exhibit
No.

*(a)(1)  Offer to Purchase dated October 9, 2003.

 (a)(5)  Press Release of the Purchaser and the Company dated November 18, 2003.

 (g)     None.

 (h)     None.

--------------------
*   Previously filed.








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

                                                                  EXHIBIT (a)(5)



                        TELESP CELULAR PARTICIPACOES S.A.
                          CNPJ n(0) 02.558.074/0001-73
                             a publicly-held company

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                          CNPJ n(0) 02.558.132/0001-69
                             a publicly-held company

                                 RELEVANT NOTICE

Telesp Celular Participacoes S.A. ("TCP") and Tele Centro Oeste Celular Participacoes S.A. ("TCO") by means of this relevant notice, inform that the public offer to acquire common shares through the sale of shares was concluded.

Through the public offer to acquire shares, 32.205.831.707 common shares ordinaries were acquired, representing 74,2% of the common shares outstanding. The total value of the offer was R$538.803.562,79.

As a result of this offer, TCP detains 90,7% of the voting shares of TCO, excluding shares held in treasury.

                          Sao Paulo, November 18, 2003.

                        Telesp CelularParticipacoes S.A.
                             Fernando Abella Garcia
                    Director, Finance and Investor Relations

                   Tele Centro Oeste Celular Participacos S.A.
                          Luis Andre Carpintero Blanco
                    Director, Finance and Investor Relations







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